Filed by Hewitt Associates, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

New Aon Hewitt FAQs

The Deal

Leaders from both firms have mentioned several different dates for the closing of the Aon Hewitt deal. When will the deal actually close?

The Integration Team has targeted a close date in early November, contingent upon shareholder and regulatory approval. We will notify colleagues and associates from both firms of the exact close date once it is finalized in the next few weeks.

Clients

What can we communicate to clients regarding the closing date of the Aon Hewitt deal?

Please tell clients that we are targeting a close date in November 2010 and will provide updates as new information becomes available.

How should we respond to client questions about maintaining independence when serving common clients post-close?

If clients ask about issues around independence pre-close, please tell them Aon and Hewitt will operate as separate entities until the transaction is finalized and will share no client information so as to avoid conflicts of interest and to comply with legal requirements. Each company has implemented internal controls and communication measures to ensure that its employees do not violate any confidentiality agreements when it comes to client work, business development efforts, and day-to-day operations. We are still weighing post-close approaches to ensuring independence when multiple services are offered to clients, but please assure clients that we will operate with the best interests of each client in mind and will do everything possible to address their concerns. We will continue to explore this issue and will provide updates as changes occur.

Will recent client contracts signed by Aon and Hewitt be honored after close? Will those contracts have to be reissued in the Aon Hewitt name?

Until the deal closes, Aon and Hewitt will continue to operate as separate entities and, as such, existing contracts will remain in effect. Both firms value their clients and will work to ensure uninterrupted client service when dealing with current contractual agreements before and after the closing.

How should we respond to client questions about having less choice in service providers now that Aon and Hewitt are joining forces?

Prior to the close of the transaction, Aon and Hewitt will continue to operate as separate companies and clients should continue to experience the same, or better, level of client service they do today. In general, Aon and Hewitt have focused on different target markets for both consulting and outsourcing services. Aon has focused largely on companies in the middle market, while Hewitt’s primary presence is in the large market. In addition, Aon has a heavier concentration outside of the U.S., while Hewitt’s penetration is more significant in the U.S. Due to these complementary portfolios, it is unlikely that many companies will experience a reduced provider selection. With the combined Aon Hewitt, clients will benefit from access to the expanded suite of offerings from both organizations.

What should we say to Aon’s or Hewitt’s middle market clients who are concerned about being “lost in the shuffle” as a result of this merger?

Each and every client of both Aon Consulting and Hewitt is important. Both organizations will continue to place the highest priority on delivering distinctive client service, both during the transition and post-close. The post-close sales and delivery strategies for Aon Hewitt are still to be determined, but current middle market clients should know their needs will remain a priority for the combined company and that we will continue to offer services to drive value for their organization.

General

What will the combined firm’s approach be to serving global markets?

Both Aon Consulting and Hewitt have a strong network of offices to serve our clients in markets around the world. This will continue to be the case for Aon Hewitt. In locales where both Aon and Hewitt have a presence, the combined firm will bring the best of both organizations to drive value for clients. For areas where Aon or Hewitt has no local presence, the combined company will continue to provide the same high quality of service for which each is currently known.

How will the merger affect Aon’s and Hewitt’s existing strategic partnerships?

Until the deal closes, Aon and Hewitt will continue to operate as separate entities with existing strategic partnerships operating as normal. At some point following the deal closing, all strategic partnerships and associated contracts will be evaluated and next steps will be determined at that point.

Aon: Will recruiting be impacted by the merger?

Aon Consulting has suspended most recruiting activities for the time being until the Integration Team has a chance to address issues related to the structure of the combined firm. All new requisition requests and candidate profiles should be submitted to your regional/practice lead for review and approval by senior leadership. Additional next steps will be communicated as they are determined.

Transition

How will the combined firm be organized? When will we find out more information about the post-close organizational structure?

We are in the process of reviewing the current organizational structures of Aon and Hewitt and will structure the combined organization to position us for growth and success in the future. Before the deal closes, we are limited in the decisions we can make and communicate, but we will share as much with you as we can, when we can.

How will duplicate back office operations, technology, and processes be handled?

The combined Aon/Hewitt integration teams, working with the businesses, will work to make final decisions on back office operations, technology, and processes during the transition period based on several factors, including client preferences, cost, revenue risk, and capabilities. The Integration Team will provide updates when appropriate.

The Businesses—Consulting

Aon: What are the implications for leadership of the Canadian region for Aon Consulting? How will this affect the search for a new CEO for Canada?

Until further notice, it will be “business as usual” in the Canadian region. As we sort through a series of merger-related leadership decisions, Kathryn Hayley will continue to lead the region as interim CEO. For now, we encourage our Canadian colleagues to focus on continuing to provide outstanding value to our clients.

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.